Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three Months Ended March 31, 2023

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position - Unaudited

Expressed in Canadian Dollars

		March 31,	December 31,
As at	Notes	2023	2022

ASSETS
Current Assets
Cash and cash equivalents	4	$13,368,936	$7,894,781
Receivables	5	1,485,994	2,088,965
Inventory	6	1,537,247	1,055,942
Note receivable	7	135,330	169,300
Prepaids and Deposits	8	1,888,374	2,307,724
		18,415,881	13,516,712

Equipment	10	427,869	404,691
Intangible assets	11	170,812	179,801
Investments	9	249,616	192,583
Right of use assets	12	313,906	344,746
TOTAL ASSETS		$19,578,084	$14,638,533

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	14	$3,208,718	$2,816,676
Customer deposits		235,225	194,758
Deferred income	15	3,958	63,690
Loans payable	16	82,787	81,512
Derivative liability	17	-	57,314
Lease liabilities	13	108,898	133,962
		3,639,586	3,347,912

Non-current Liabilities
Loans payable	16	3,373	5,059
Lease liabilities	13	239,301	244,681
TOTAL LIABILITIES		3,882,260	3,597,652

SHAREHOLDERS’ EQUITY
Share capital	17	94,880,214	83,600,089
Reserve – share-based payments	17	7,736,153	7,264,340
Accumulated deficit		(87,044,172)	(79,976,546)
Accumulated other comprehensive income (loss)		123,629	152,998
TOTAL SHAREHOLDERS’ EQUITY		15,695,824	11,040,881
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$19,578,084	$14,638,533

Nature and Continuance of Operations (Note 1)

Subsequent Event (Notes 7, 21, 22)

“Scott Larson”	“Cameron Chell”

Approved and authorized for issuance by the Board of Directors on May 9, 2023.

The accompanying notes are an integral part of these consolidated interim financial statements.

2

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss - Unaudited

Expressed in Canadian Dollars

		For the three months ended March 31,
	Note	2023	2022
REVENUE
Sales of goods	18	$1,380,816	$1,637,716
Provision of services	18	220,670	406,846
TOTAL REVENUE		1,601,486	2,044,562

COST OF SALES	6	(1,158,052)	(1,228,412)

GROSS PROFIT		443,434	816,150

OPERATING EXPENSES
Amortization	11	8,989	44,540
Depreciation	10,12	57,506	47,147
Director fees	20	151,663	107,446
Insurance		498,006	1,458,765
Office and miscellaneous	19	2,800,652	1,607,837
Professional fees		847,187	873,640
Research and development		793,224	314,440
Share-based payments	17, 20	540,563	643,325
Travel		89,262	76,472
Wages and salaries	20	1,821,081	1,000,207
		(7,608,133)	(6,173,819)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	17	57,314	(1,230,860)
Finance and other gain (loss)		35,861	14,148
Foreign exchange gain (loss)		(18,156)	(386,940)
Gain (loss) on disposal of assets		21,203	(10,755)
Gain on recovery of notes receivable	7	-	771,260
Government income		1,275	1,275
Other expense		(424)	(4,794)
		97,073	(846,666)

NET LOSS		(7,067,626)	(6,204,335)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		(86,402)	(54,910)
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	9	57,033	(33,249)
COMPREHENSIVE LOSS		$(7,096,995)	$(6,292,494)

Net loss per share
Basic & diluted		$(0.20)	$(0.19)
Weighted average number of common shares outstanding - basic & diluted		34,689,118	33,185,860

The accompanying notes are an integral part of these consolidated interim financial statements.

3

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2021	33,168,946	$81,038,365	$6,406,117	$(52,322,182)	$(332,640)	$136,579	$34,926,239
Shares issued for exercise of stock options	12,500	51,875	(25,000)	-	-	-	26,875
Shares issued for exercise of warrants	16,538	74,227	-	-	-	-	74,227
Share issue costs	-	(5,122)	-	-	-	-	(5,122)
Share-based payments	-	-	643,325	-	-	-	643,325
Net loss	-	-	-	(6,204,335)	-	-	(6,204,335)
Change in fair value of equity investments at FVOCI	-	-	-	-	(33,249)	-	(33,249)
Translation of foreign operations	-	-	-	-	-	(54,910)	(54,910)

Balance at March 31, 2022	33,197,984	$81,159,345	$7,024,442	$(58,526,517)	$(365,889)	$81,669	$29,373,050
Shares issued for exercise of warrants	-	12,943	-	-	-	-	12,943
Shares issued for the exercise of RSUs	1,072,595	2,427,801	(2,427,801)	-	-	-	-
Share-based payments	-	-	2,667,699	-	-	-	2,667,699
Net loss	-	-	-	(21,450,029)	-	-	(21,450,029)
Change in fair value of equity investments at FVOCI	-	-	-	-	(65,234)	-	(65,234)
Translation of foreign operations	-	-	-	-	-	502,452	502,452

Balance at December 31, 2022	34,270,579	$83,600,089	$7,264,340	$(79,976,546)	$(431,123)	$584,121	$11,040,881

The accompanying notes are an integral part of these consolidated interim financial statements.

4

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Shares issued for financing – ATM (“At – the – market”)	650,729	1,748,946	-	-	-	-	1,748,946
Share issue costs	-	(187,697)	-	-	-	-	(187,697)
Shares issued for financing	8,000,000	10,856,166	-	-	-	-	10,856,166
Share issue costs	-	(1,206,040)	-	-	-	-	(1,206,040)
Shares issued for the exercise of RSUs	63,657	68,750	(68,750)	-	-	-	-
Share-based payments	-	-	540,563	-	-	-	540,563
Net loss	-	-	-	(7,067,626)	-	-	(7,067,626)
Change in fair value of equity investments at FVOCI	-	-	-	-	57,033	-	57,033
Translation of foreign operations	-	-	-	-	-	(86,402)	(86,402)

Balance at March 31, 2023	42,984,965	$94,880,214	$7,736,153	$(87,044,172)	$(374,090)	$497,719	$15,695,824

The accompanying notes are an integral part of these consolidated interim financial statements.

5

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the three months ended March 31,
	2023	2022

OPERATING ACTIVITIES
Net loss	$(7,067,626)	$(6,204,335)
Adjustments for:
Amortization	8,989	44,540
Depreciation	57,506	47,147
Impairment of accounts receivable	198,513	-
Change in fair value of derivative liability	(57,314)	1,230,860
Impairment of inventory	77,047	-
Gain on recovery of notes receivable	-	(771,260)
Finance and other costs	1,275	(140)
Gain on disposal of assets	(21,203)	-
Income from government assistance	-	(1,275)
Share-based payments	540,563	643,325
	(6,262,250)	(5,011,138)
Net changes in non-cash working capital items:
Receivables	404,458	(544,318)
Inventory	(558,352)	25,649
Prepaids	419,350	2,142,325
Trade payables and accrued liabilities	392,643	(47,704)
Customer deposits	40,467	37,401
Deferred income	(59,732)	(91,385)
Cash used in operating activities	(5,623,416)	(3,489,170)

INVESTING ACTIVITIES
Purchase of equipment	(74,415)	(23,197)
Disposal of equipment	45,774	10,755
Repayment of notes receivable	33,369	-
Cash provided by (used in) investing activities	4,728	(12,442)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	12,605,112	-
Share issue costs	(1,393,737)	(5,122)
Proceeds from issuance of common shares for warrants exercised	-	74,227
Proceeds from issuance of common shares for stock options exercised	-	26,875
Repayment of loans	(1,686)	(1,686)
Repayment of lease liabilities	(30,444)	(36,583)
Cash provided by (used in) financing activities	11,179,245	57,711

Effects of exchange rate changes on cash	(86,402)	(54,910)
Change in cash	5,560,557	(3,443,901)
Cash and cash equivalents, beginning of year	7,894,781	23,075,713
Cash and cash equivalents, end of period	$13,368,936	$19,576,902

SUPPLEMENTARY CASH FLOW DISCLOSURE
Interest paid	$11,817	11,195

The accompanying notes are an integral part of these consolidated interim financial statements.

6

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8”. The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $87,044,172. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements include all necessary disclosures required from interim financial statements but do not include all disclosures required for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 9, 2023.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

7

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS

These condensed consolidated interim financial statements have been prepared following the same accounting principles and methods of computation as in outlined in the Company’s consolidated financial statements for the year ended December 31, 2022. A description of the accounting standards and interpretations that have been adopted by the Company can be found in the notes of the annual financials statements for the year ended December 31, 2022.

The preparation of the condensed consolidated interim financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed consolidated interim financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. As such, actual results may differ from estimates and the effect of such differences may be material. Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2022.

4. CASH AND CASH EQUIVALENTS

	March 31, 2023	December 31, 2022
Cash held in banks	$12,965,099	$7,500,607
Guaranteed investment certificates	403,837	394,174
	$13,368,936	$7,894,781

5. RECEIVABLES

	March 31, 2023	December 31, 2022
Trade accounts receivable	$1,469,494	$1,343,795
Sales tax receivable	16,500	745,170
	$1,485,994	$2,088,965

During the three months ended March 31, 2023, the Company recorded a provision for doubtful accounts of $198,513.

6. INVENTORY

	March 31, 2023	December 31, 2022
Finished goods	$1,053,300	$542,934
Parts	483,947	513,008
	$1,537,247	$1,055,942

During the three months ended March 31, 2023, $1,012,881 (2022 - $1,161,511) of inventory was recognized in cost of sales including an allowance to value its inventory for obsolete and slow-moving inventory of $77,047 (2022 - $nil).

Cost of sales consist of the following:

	March 31, 2023	March 31, 2022
Inventory	$1,012,881	$1,161,511
Consulting and services	93,654	64,833
Other	51,517	2,068
	$1,158,052	$1,228,412

7. NOTE RECEIVABLE

	Maturity Date	Rate	Principal	Interest	Accretion	(Impairment)/ Recovery	Repayments	Balance March 31, 2023
Note 1(1)	2023-06-30	0%	$168,699	$-	$-	$-	$(33,369)	$135,330

(1)	These notes are denominated in US dollars.

8

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

7. NOTE RECEIVABLE (CONT’D)

Note 1 was issued on April 4, 2021, is non-interest bearing and is secured by intellectual property. The face value of the note was $150,000 USD and the original maturity date was October 21, 2022. This note is measured at fair value through profit or loss. The parties agreed on an amended maturity date, whereby $34,860 ($25,000 USD) was paid on October 21, 2022, the original maturity date, and the remaining balance was to be paid January 21, 2023. The parties mutually agreed to extend the maturity date to March 31, 2023, with a partial repayment of $33,369 ($25,000 USD) paid on January 30, 2023. Subsequent to the period ending March 31, 2023, the parties mutually agreed to extend the maturity date whereby a partial repayment of $13,533 ($10,000 USD) was paid on April 28, 2023, with the remaining balance to be paid on June 30, 2023.

During the three months ended March 31, 2022, a note receivable that has been subsequently fully paid had an impairment recovery of $771,260 after the parties agreed on a repayment plan.

8. PREPAIDS AND DEPOSITS

	March 31, 2023	December 31, 2022
Insurance	$675,171	$1,148,455
Prepaid interest	1,619	1,889
Prepaid marketing services	381,107	733,417
Prepaid rent	12,480	12,485
Prepaid subscriptions	17,831	29,194
Deposits	800,166	382,284
	$1,888,374	$2,307,724

9. INVESTMENTS

Balance at December 31, 2022	$192,583
Change in fair value	57,033
Balance at March 31, 2023	$249,616

Fair value of investments is comprised of:

Public company shares	$114,286
Private company shares	135,330
Balance at March 31, 2023	$249,616

On March 10, 2021, the Company purchased 1,428,571 units of a publicly listed company for $500,000. Each unit is comprised of one common share and one warrant. The warrants have an exercise price of $0.50 each and convert to one common share, and expired on March 17, 2023. The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following assumptions:

December 31, 2022
Risk free interest rate	4.07%
Expected volatility	116.00%
Expected life	0.21 years
Expected dividend yield	0%

On October 27, 2021, the Company purchased 50,000 common shares of a private company for USD$100,000. The Company considers if observable market data exists on a quarterly basis to value the investment. Since inception, the Company has not had any adjustments to the fair value of the investment based on observable market data.

9

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

10. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at December 31, 2021	$54,110	$342,472	$4,352	$29,967	$36,033	$466,934
Additions	60,240	528,080	-	-	-	588,320
Disposals	(18,688)	(36,099)	(4,352)	(29,967)	-	(89,106)
Balance at December 31, 2022	95,662	$834,453	-	-	36,033	966,148
Additions	7,510	66,905	-	-	-	74,415
Disposals	-	(75,437)	-	-	-	(75,437)
Balance at March 31, 2023	$103,172	$825,921	$-	$-	$36,033	$965,126

Accumulated depreciation
Balance at December 31, 2021	$25,291	$102,277	$4,352	$24,737	$13,234	$169,891
Charge for the year	32,627	433,855	-	-	3,435	469,917
Disposals	(15,920)	(33,342)	(4,352)	(24,737)	-	(78,351)
Balance at December 31, 2022	41,998	502,790	-	-	16,669	561,457
Charge for the period	4,325	20,888	-	-	1,453	26,666
Disposals	-	(50,866)	-	-	-	(50,866)
Balance at March 31, 2023	$46,323	$472,812	$-	$-	$18,122	$537,257

Net book value:
December 31, 2022	$53,664	$331,663	$-	$-	$19,364	$404,691
March 31, 2023	$56,849	$353,109	$-	$-	$17,911	$427,869

11. INTANGIBLE ASSETS AND GOODWILL

	Patents	Customer Relationships	Brand	Software (1)	Goodwill	Total
Cost
Balance at December 31, 2021	$41,931	$197,000	$23,000	$552,000	$5,940,409	$6,754,340
Additions	-	-	-	4,684	-	4,684
Foreign exchange translation	-	-	1,571	29,576	257,782	288,929
Impairment	-	-	(24,571)	(462,577)	(6,198,191)	(6,685,339)
Balance at December 31, 2022 and March 31, 2023	$41,931	$197,000	$-	$123,683	$-	$362,614

Accumulated amortization
Balance at December 31, 2021	$41,931	$60,414	$3,450	$114,235	$-	$220,030
Charge for the year	-	27,317	4,719	147,446	-	179,482
Foreign exchange translation	-	-	431	13,295	-	13,726
Impairment	-	-	(8,600)	(221,825)	-	(230,425)
Balance at December 31, 2022	41,931	87,731	-	53,151	-	182,813
Charge for the period	-	5,463	-	3,526	-	8,989
Balance at March 31, 2023	$41,931	$93,194	$-	$56,677	$-	$191,802

Net book value:
December 31, 2022	$-	$109,269	$-	$70,532	$-	$179,801
March 31, 2023	$-	$103,806	$-	$67,006	$-	$170,812

(1)	Software acquired via acquisition of Vital and Dronelogics.

10

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

12. RIGHT OF USE ASSETS

Total
Cost
Balance at December 31, 2022 and March 31, 2023	$683,117

Accumulated depreciation
Balance at December 31, 2021	$215,011
Charge for the year	123,360
Balance at December 31, 2022	$338,371
Charge for the period	30,840
Balance at March 31, 2023	$369,211

Net book value:
December 31, 2022	$344,746
March 31, 2023	$313,906

13. LEASE LIABILITES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 10.5%

		Total
Balance at December 31, 2021		$489,123
Interest expense		39,795
Lease payments		(150,275)
Balance at December 31, 2022		378,643
Interest expense		8,220
Lease payments		(38,664)
Balance at March 31, 2023		$348,199

Which consists of:
	March 31, 2023	December 31, 2022
Current lease liability	$108,898	$133,962
Non-current lease liability	239,301	244,681
Ending balance	$348,199	$378,643

Maturity analysis	Total
Less than one year	$134,610
One to three years	209,308
Four to five years	57,686
Total undiscounted lease liabilities	401,604
Amount representing interest	(53,405)
$348,199

14. TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2023	December 31, 2022
Trade accounts payable	$1,460,545	$751,422
Accrued liabilities	1,714,464	2,031,545
Government grant payable	33,709	33,709
	$3,208,718	$2,816,676

11

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

15. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

	March 31, 2023	December 31, 2022
Deferred income from customers	$-	$58,457
Deferred income from government	3,958	5,233
	$3,958	$63,690

16. LOANS PAYABLE

	March 31, 2023	December 31, 2022
Opening balance	$86,571	$93,317
Fair value adjustment	-	(4,891)
Repayment of loans payable	(1,686)	(6,746)
Accretion expense	1,275	4,891
Ending balance	$86,160	$86,571

Which consists of:

	March 31, 2023	December 31, 2022
Current loans payable	$82,787	$81,512
Non-current loans payable	3,373	5,059
Ending balance	$86,160	$86,571

	Start Date	Maturity Date	Rate	Carrying Value March 31, 2023	Carrying Value December 31, 2022
CEBA	2020-05-19	2023-12-31	0%	$38,021	$37,383
CEBA	2021-04-23	2023-12-31	0%	38,021	37,383
Vehicle loan	2019-08-30	2024-09-11	6.99%	10,118	11,805
Total				$86,160	$86,571

The CEBA loans are unsecured, and the vehicle loan is secured by the vehicle.

12

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the three months ended March 31, 2023,

●	The Company issued 63,657 common shares for the vesting of restricted share units.
●	The Company issued 8,000,000 common shares in a financing for $10,856,166 with share issuance costs of $1,206,040 for net proceeds of $9,650,126; and
●	The Company issued 650,729 common shares in an ATM financing for 1,748,946 with share issuance costs of $187,697 for net proceeds of $1,561,249.

During the year ended December 31, 2022,

●	The Company issued 16,538 common shares for the exercise of warrants for $92,292 with share issuance costs of $5,122 for net proceeds of $87,170.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875; and
●	The Company issued 1,072,595 common shares for the vesting of restricted share units.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at March 31, 2023, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	6.59	286,665	286,665
November 19, 2019	November 19, 2029	$2.50	6.64	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	7.09	85,000	85,000
April 30, 2020	April 30, 2030	$3.85	7.09	110,000	110,000
July 3, 2020	July 3, 2025	$3.20	2.26	100,000	100,000
November 24, 2020	November 24, 2030	$2.50	7.66	32,000	32,000
February 2, 2021	February 2, 2031	$13.20	7.85	30,000	20,000
March 8, 2021	March 8, 2026	$13.90	2.94	10,000	10,000
April 27, 2021	April 27, 2031	$10.15	8.08	147,666	50,326
September 9, 2021	September 9, 2026	$4.84	3.45	25,826	8,608
				877,157	752,599

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2021	1,035,991	$4.60
Exercised	(12,500)	2.15
Forfeited	(146,334)	4.77
Outstanding, December 31, 2022 and March 31, 2023	877,157	$4.60

No options were granted by the Company during the three months ended March 31, 2023

13

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

During the three months ended March 31, 2023, the Company recorded $103,012 (2022 - $297,566) in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes option pricing model.

Restricted Share Units

During the three months ended March 31, 2023, the Company recorded share-based payment expense of $437,551 (2022 - $345,759) for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

As at March 31, 2023, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2021	514,832
Vested	(1,072,595)
Issued	1,820,972
Forfeited	(64,334)
Outstanding, December 31, 2022	1,198,875
Vested	(63,657)
Forfeited	(24,334)
Outstanding, March 31, 2023	1,110,884

Warrants

During the years ended December 31, 2021 and 2020, the Company issued warrants (“USD Warrants”) with a USD exercise price. Being in a foreign currency that is not the Company’s functional currency and these warrants were not issued in exchange for services, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded profit or loss. The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

Balance at December 31, 2021	$4,865,772
Change in fair value of warrants outstanding	(4,865,772)
Balance at December 31, 2022 and March 31, 2023	$-

Derivative liability balance at	March 31, 2023	December 31, 2022
Contingent liability	$-	$57,314
Ending balance	$-	$57,314

14

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

The contingent liability is related to an acquisition on March 22, 2021, whereby 1,200,000 warrants were issued and 900,000 were held in escrow and classified as a contingent liability that was to be released upon completion of the milestones. The warrants expired on March 25, 2023.

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price	Number of Warrants Outstanding at March 31, 2023	Fair Value at March 31, 2023	Number of Warrants Outstanding at December 31, 2022(5)	Fair Value at December 31, 2022
February 5, 2021 (1)	US$ 3.55	-	-	1,319,675	-
March 5, 2021 (2)	US$ 3.55	-	-	5,142,324	-
July 29, 2021 (3)	US$ 5.00	250,000	-	250,000	-
September 14, 2021 (4)	US$ 5.00	4,798	-	4,798	-
		254,798	$-	6,716,797	$-

1)	The warrants expired on February 5, 2023.
2)	The warrants expired on March 5, 2023.
3)	The warrants expire July 29, 2024.
4)	The warrants expire September 14, 2024.
5)	The number of warrants outstanding does not include the 1,200,000 warrants that are classified as a contingent liability.

The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2023	December 31, 2022
Risk free interest rate	-	4.07%
Expected volatility	-	91.66%-93.48%
Expected life	-	0.10-0.18 years
Expected dividend yield	-	0%

Volatility is calculated using the historical volatility method.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2021	8,414,819	$4.99
Exercised	(16,538)	4.51
Expired	(481,484)	4.61
Outstanding, December 31, 2022	7,916,797	$5.08
Expired	(7,661,999)	5.89
Outstanding March 31, 2023	254,798	$6.23

As at March 31, 2023, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price	Number of warrants outstanding
July 29, 2021	July 29, 2024	US$ 5.00	250,000
September 14, 2021	September 14, 2024	US$ 5.00	4,798
			254,798

The weighted average remaining contractual life of warrants outstanding as of March 31, 2023, was 1.33 years (December 31, 2022 – 0.47 years).

15

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

18. SEGMENTED INFORMATION

The Company organizes its three segments based on product lines as well as a Corporate segment. The three segments are Drones, Vital (Vital Intelligence), and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV). The Vital segment derives its revenue from the sale of products that measure vitals to help detect symptoms from large groups of people from a distance. The Corporate segment includes all costs not directly associated with the Drone and Vital segments. The Company aggregates the information for the segments by analyzing the revenue steam and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.)

March 31, 2023	Drones	Vital	Corporate	Total
Sales of goods	$1,380,816	$-	$-	$1,380,816
Provision of services	220,670	-	-	220,670
Total revenue	1,601,486	-	-	1,601,486
Segment loss	4,545,828	73,817	2,397,614	7,017,259
Finance and other costs	(34,304)	-	(1,557)	(35,861)
Depreciation	55,113	-	2,393	57,506
Amortization	8,989	-	-	8,989
Change in fair value of derivative liability	-	-	(57,314)	(57,314)
Loss on write down of inventory	77,047	-	-	77,047
Net loss for the year	$4,652,673	$73,817	$2,341,136	$7,067,626

March 31, 2022	Drones	Vital	Corporate	Total
Sales of goods	$1,518,019	$119,697	$-	$1,637,716
Provision of services	406,846	-	-	406,846
Total revenue	2,044,562	119,697	-	2,044,562
Segment loss	1,261,521	102,661	4,303,014	5,667,196
Finance and other costs	(14,148)	-	-	(14,148)
Depreciation	47,147	-	-	47,147
Amortization	10,955	33,585	-	44,540
Change in fair value of derivative liability	-	-	1,230,860	1,230,860
Loss on write-off of notes receivable	-	-	(771,260)	(771,260)
Net loss for the year	$1,305,475	$136,246	$4,762,614	$6,204,335

Geographic revenue segmentation is as follows:	For the three months ended March 31,
	2023	2022
Canada	$1,592,094	$1,467,830
United States	9,392	576,732
	$1,601,486	$2,044,562

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

19. OFFICE AND MISCELLANEOUS

	For the three months ended March 31,
	2023	2022
Advertising, Marketing, and Investor Relations	$2,306,452	$1,159,773
Compliance fees	27,307	47,380
Impairment of accounts receivable	198,513	-
Contract Work	47,081	214,848
Other	221,299	185,836
	$2,800,652	$1,607,837

16

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

20. RELATED PARTY TRANSACTIONS

Trade receivables/payables and accrued receivables/payables:

As at March 31, 2023, the Company had $nil (2022 - $155,108) receivable from related parties outstanding that were included in accounts receivable and $22,350 (2022 - $nil) payable from related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three months ended March 31, 2023 and 2022 included:

For the three months ended March 31,	2023	2022
Director fees	$151,663	$107,446
Salaries	102,115	127,565
Share-based payments	263,242	322,083
	$517,020	$557,094

Other related party transactions

For the three months ended March 31,	2023	2022
Management fees paid to a company controlled by CEO and director	$100,000	$100,000
Management fees paid to a company that the CEO holds an economic interest in	103,629	125,732
Management fees paid to a company controlled by the former President and director	58,398	62,500
	$262,027	$288,232

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and trade receivables.

An expected credit loss (ECL) analysis is performed at each reporting date. The provision amounts are based on direct management consultation with the customer. The calculations reflect the probability-weighted outcome with reasonable and supportable information that is available at the reporting date while also considering past events as well as current and future economic conditions. Accounts receivables are written off when there is no reasonable expectation of recovery which indicators include amongst others, business failure, failure to make contractual payments, and the failure of a debtor to engage in a repayment plan.

Trade receivables include balances of $836,346 that are past due with no corresponding allowance recorded. Subsequent to March 31, 2023, the Company received $312,000 related to these receivables.

The majority of cash is deposited in bank accounts held with major bank in Canada and the United States. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company does have past due outstanding receivables however the expected loss rate for undue balance is estimated to be nominal.

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

17

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

Expressed in Canadian Dollars (unaudited)

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the statements of financial position. These financial assets are measured at fair value through profit and loss.

March 31, 2023	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$114,286	$135,330	$-	$249,616
Notes receivable	-	-	135,330	135,330
Total	$114,286	$135,330	$135,330	$384,946

December 31, 2022	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$57,143	$135,440	$-	$192,583
Notes receivable	-	-	169,300	169,300
Derivative liability	-	-	57,314	57,314
Total	$57,143	$135,440	$226,614	$419,197

22. SUBSEQUENT EVENT

Subsequent to March 31, 2023, a note receivable with an original maturity date of October 21, 2022 was amended to June 30th, 2023. The parties agreed on an amended maturity date, whereby $13,533 ($10,000 USD) was paid on April 28th, 2023. The note remains non-interest bearing and secured by intellectual property.

18